Mail Stop 4561

December 5, 2005

Dan Carl
VP, General Counsel and Secretary
Sybase, Inc.
One Sybase Drive
Dublin, California 94568

> **Re:** **Sybase, Inc.**
> **Post-Effective Amendment No. 1 on Form S-3**
> **Filed November 9, 2005**
> **File No. 333-124768**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q for the Quarter Ender March 31, 2005**
> **Form 10-Q for the Quarter Ender June 30, 2005**
> **Form 10-Q for the Quarter Ender September 30, 2005**
> **File No. 1-16493**

Dear Mr. Carl:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment on Form S-3

Additional Information, page 53

1.   Please update this section to include your Forms 10-Q for the quarters ended
        March 31 and June 30, 2005, and any other documents filed with us pursuant to
        Sections 13(a) or 15(d) of the Exchange Act, such as your Current Reports on
        Form 8-K filed February 17, February 22, February 24, and July 29, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 78

2.   We note your disclosure that there have been no *significant* changes to your
        internal controls over financial reporting that could *significantly* affect internal
        controls *subsequent to the evaluation date* (emphasis added). Please tell us
        whether during the fiscal quarter ended December 31, 2004 there was any change
        in your internal control over financial reporting that materially affected, or was
        reasonably likely to materially affect, your internal control over financial
        reporting. See Item 308(c) of Regulation S-K.

Forms 10-Q for the Quarter Ended March 31, June 30 and September 31, 2005

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3.   We note your disclosure that your chief executive and chief financial officers
        concluded that your disclosure controls and procedures were effective, as of
        March 31, 2005, for the purpose of ensuring that information required to be
        disclosed in the reports you file or submit under the Exchange Act is recorded,
        processed, summarized and reported, within the time periods specified in the
        Commission's rules and forms. Confirm, if true, that your officers concluded that
        your disclosure controls and procedures are also effective, as of the end of the
        period covered by each report, to ensure that information required to be disclosed
        in the reports you file or submit is accumulated and communicated to your
        management, including you chief executive and chief financial officers, to allow
        timely decisions regarding required disclosure. See Exchange Act Rule 13a-
        15(e). Please also confirm that you will comply with this comment when
        preparing future Item 307 disclosure.

*   *   *   *   *

As appropriate, please amend your registration statement and respond to our comments on your periodic reports within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

If you have any questions, please contact Rebekah Toton at (202) 551-3857. If you need further assistance, you may contact me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (925) 236-6843</u>
       Dan Carl
       VP, General Counsel and Secretary
       Sybase, Inc.
       Telephone: (925) 236-5000